
15007791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended **December 31, 2014**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number **001-33246**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Millington Savings Bank Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSB Financial Corp.
1902 Long Hill Road
Millington, New Jersey 07946-0417

REQUIRED INFORMATION

The Millington Savings Bank Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 of the Form 11-K and in lieu of the requirements of Items 1-3, the Plan's Annual Report on Form 5500 for 2014 is being filed herewith as Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

MILLINGTON SAVINGS BANK SAVINGS PLAN

Date: June 24. 2015

By:

Michael A. Shriner
Plan Administrator

EXHIBIT 1

2014 Form 5500

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▸ **Complete all entries in accordance with the instructions to the Form 5500.**

OMB Nos. 1210-0110
1210-0089

2014

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A This return/report is for:
- ☐ a multiemployer plan;
- ☐ a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions); or
- ☒ a single-employer plan;
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report;
- ☐ the final return/report;
- ☐ an amended return/report;
- ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▸ ☐

D Check box if filing under:
- ☐ Form 5558;
- ☐ automatic extension;
- ☐ the DFVC program;
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan
Millington Savings Bank Savings Plan

1b Three-digit plan number (PN) ▸ 002

1c Effective date of plan
01/01/1997

2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
Millington Savings Bank

1924 Washington Valley Road

Martinsville NJ 08836

2b Employer Identification Number (EIN)
22-1118190

2c Plan Sponsor's telephone number
(908) 458-4041

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete

SIGN HERE	[signature] Signature of plan administrator	6/1/15 Date	Katherine Stever Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	6/1/15 Date	Katherine Stever Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address (include room or suite number) (optional)

Preparer's telephone number (optional)

3a	Plan administrator's name and address [X] Same as Plan Sponsor	3b Administrator's EIN	
		3c Administrator's telephone number	
4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	4b EIN	
a	Sponsor's name	4c PN	
5	Total number of participants at the beginning of the plan year	5	59
6	Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines **6a(1)**, **6a(2)**, **6b**, **6c**, and **6d**).		
a(1)	Total number of active participants at the beginning of the plan year	6a(1)	43
a(2)	Total number of active participants at the end of the plan year	6a(2)	41
b	Retired or separated participants receiving benefits	6b	3
c	Other retired or separated participants entitled to future benefits	6c	15
d	Subtotal. Add lines **6a(2)**, **6b**, and **6c**.	6d	59
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	6e	0
f	Total. Add lines **6d** and **6e**.	6f	59
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	6g	53
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	6h	3
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	7	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:

2E 2F 2G 2J 2K 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules
- (1) [X] **R** (Retirement Plan Information)
- (2) [ ] **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
- (3) [ ] **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules
- (1) [ ] **H** (Financial Information)
- (2) [X] **I** (Financial Information – Small Plan)
- (3) [X] 1 **A** (Insurance Information)
- (4) [X] **C** (Service Provider Information)
- (5) [X] **D** (DFE/Participating Plan Information)
- (6) [ ] **G** (Financial Transaction Schedules)

Part III	Form M-1 Compliance Information (to be completed by welfare benefit plans)

11a If the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

If "Yes" is checked, complete lines 11b and 11c.

11b Is the plan currently in compliance with the Form M-1 filing requirements? (See instructions and 29 CFR 2520.101-2.) .... ☐ Yes ☐ No

11c Enter the Receipt Confirmation Code for the 2014 Form M-1 annual report. If the plan was not required to file the 2014 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)

Receipt Confirmation Code____________________

SCHEDULE A (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Insurance Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ **File as an attachment to Form 5500.** ▶ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).	OMB No. 1210-0110 **2014** **This Form is Open to Public Inspection**

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A Name of plan Millington Savings Bank Savings Plan	**B** Three-digit plan number (PN) ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 Millington Savings Bank	**D** Employer Identification Number (EIN) 22-1118190

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

AMERICAN UNITED LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
35-0145825	60895	G34192	52	01/01/2014	12/31/2014

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in line 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	(b) Total amount of fees paid
8,540	0

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

WS INS SERVICES LLC
1 N JEFFERSON AVE
MAC HOOO6-09Y TPOT
SAINT LOUIS MO 63103

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code
8,540	0		3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

4 Current value of plan's interest under this contract in the general account at year end	4	2,408,017
5 Current value of plan's interest under this contract in separate accounts at year end	5	1,120,148

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b Premiums paid to carrier	6b	
c Premiums due but unpaid at the end of the year	6c	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount.	6d	

Specify nature of costs ▶

e Type of contract: (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan, check here ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☒ other ▶ GROUP ANNUITY CONTRACT

b Balance at the end of the previous year			7b	2,359,806
c Additions: (1) Contributions deposited during the year	7c(1)	138,821		
(2) Dividends and credits	7c(2)	0		
(3) Interest credited during the year	7c(3)	69,911		
(4) Transferred from separate account	7c(4)	646		
(5) Other (specify below)	7c(5)	43,988		
▶LOAN REPAYMENT				
(6)Total additions			7c(6)	253,366
d Total of balance and additions (add lines **7b** and **7c(6)**)			7d	2,613,172
e Deductions:				
(1) Disbursed from fund to pay benefits or purchase annuities during year	7e(1)	175,209		
(2) Administration charge made by carrier	7e(2)	5,291		
(3) Transferred to separate account	7e(3)	2,042		
(4) Other (specify below)	7e(4)	22,613		
▶LOANS ISSUED				
(5) Total deductions			7e(5)	205,155
f Balance at the end of the current year (subtract line **7e(5)** from line **7d**)			7f	2,408,017

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organizations(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision)	b ☐ Dental	c ☐ Vision	d ☐ Life insurance
e ☐ Temporary disability (accident and sickness)	f ☐ Long-term disability	g ☐ Supplemental unemployment	h ☐ Prescription drug
i ☐ Stop loss (large deductible)	j ☐ HMO contract	k ☐ PPO contract	l ☐ Indemnity contract
m ☐ Other (specify) ▶			

9 Experience-rated contracts:

a Premiums: (1) Amount received	9a(1)			
(2) Increase (decrease) in amount due but unpaid	9a(2)			
(3) Increase (decrease) in unearned premium reserve	9a(3)			
(4) Earned ((1) + (2) - (3))			9a(4)	
b Benefit charges (1) Claims paid	9b(1)			
(2) Increase (decrease) in claim reserves	9b(2)			
(3) Incurred claims (add (1) and (2))			9b(3)	
(4) Claims charged			9b(4)	
c Remainder of premium: (1) Retention charges (on an accrual basis) --				
(A) Commissions	9c(1)(A)			
(B) Administrative service or other fees	9c(1)(B)			
(C) Other specific acquisition costs	9c(1)(C)			
(D) Other expenses	9c(1)(D)			
(E) Taxes	9c(1)(E)			
(F) Charges for risks or other contingencies	9c(1)(F)			
(G) Other retention charges	9c(1)(G)			
(H) Total retention			9c(1)(H)	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)			9c(2)	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement			9d(1)	
(2) Claim reserves			9d(2)	
(3) Other reserves			9d(3)	
e Dividends or retroactive rate refunds due. (Do not include amount entered in line 9c(2).)			9e	

10 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier	10a	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, line 2 above, report amount	10b	

Specify nature of costs ▶

Part IV Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE C (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Service Provider Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2014** **This Form is Open to Public Inspection.**

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A Name of plan Millington Savings Bank Savings Plan	B Three-digit plan number (PN) ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 Millington Savings Bank	D Employer Identification Number (EIN) 22-1118190

Part I Service Provider Information (see instructions)

You must complete this Part, in accordance with the instructions, to report the information required for **each person** who received, directly or indirectly, $5,000 or more in total compensation (i.e., money or anything else of monetary value) in connection with services rendered to the plan or the person's position with the plan during the plan year. If a person received **only** eligible indirect compensation for which the plan received the required disclosures, you are required to answer line 1 but are not required to include that person when completing the remainder of this Part.

1 Information on Persons Receiving Only Eligible Indirect Compensation

a Check "Yes" or "No" to indicate whether you are excluding a person from the remainder of this Part because they received only eligible indirect compensation for which the plan received the required disclosures (see instructions for definitions and conditions)............... ☒ Yes ☐ No

b If you answered line 1a "Yes," enter the name and EIN or address of each person providing the required disclosures for the service providers who received only eligible indirect compensation. Complete as many entries as needed (see instructions).

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

American United Life Insurance Co
35-0145825

(b) Enter name and EIN or address of person who provided you disclosure on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

STATE STREET GLOBAL ADVISORS
04-1867445

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

T ROWE PRICE
52-1184650

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

(b) Enter name and EIN or address of person who provided you disclosures on eligible indirect compensation

2. Information on Other Service Providers Receiving Direct or Indirect Compensation. Except for those persons for whom you answered "Yes" to line 1a above, complete as many entries as needed to list each person receiving, directly or indirectly, $5,000 or more in total compensation (i.e., money or anything else of value) in connection with services rendered to the plan or their position with the plan during the plan year. (See instructions).

(a) Enter name and EIN or address (see instructions)

American United Life Insurance Co
35-0145825

(b) Service Code(s) 15 37 50 64 66 67 52 59 60 63

(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
None	568	Yes [X] No [ ]	Yes [ ] No [X]	5,065	Yes [X] No [ ]

(a) Enter name and EIN or address (see instructions)

KIDDER BENEFITS CONSULTANTS, INC.
42-1451295

(b) Service Code(s) 15 50 64

(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
NONE	5,135	Yes [ ] No [X]	Yes [ ] No [ ]		Yes [ ] No [ ]

(a) Enter name and EIN or address (see instructions)

(b) Service Code(s)

(c) Relationship to employer, employee organization, or person known to be a party-in-interest	(d) Enter direct compensation paid by the plan. If none, enter -0-.	(e) Did service provider receive indirect compensation? (sources other than plan or plan sponsor)	(f) Did indirect compensation include eligible indirect compensation, for which the plan received the required disclosures?	(g) Enter total indirect compensation received by service provider excluding eligible indirect compensation for which you answered "Yes" to element (f). If none, enter -0-.	(h) Did the service provider give you a formula instead of an amount or estimated amount?
		Yes [ ] No [ ]	Yes [ ] No [ ]		Yes [ ] No [ ]

Part I Service Provider Information (continued)

3 If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	66 67	5,065

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
AMERICAN UNITED LIFE INSURANCE CO 35-0145825	Asset Charge

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
ALLIANZ GLOBAL INVESTORS 13-3538489	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
AMERICAN CENTURY INVESTMENTS 20-2036524	Revenue Sharing Formula See Attached

Part I Service Provider Information (continued)

3 If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
FIDELITY INVESTMENTS 04-2270522	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
FRANKLIN TEMPLETON INVESTMENTS 94-3382187	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
INVESCO 74-1881364	Revenue Sharing Formula See Attached

Part I Service Provider Information (continued)

3 If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
Lord Abbett Funds 13-5620131	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
Neuberger Berman 13-5521910	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	(b) Service Codes (see instructions)	(c) Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	(e) Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
Oppenheimer Funds Inc 13-2527171	Revenue Sharing Formula See Attached

Part I Service Provider Information (continued)

3 If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
PIMCO 06-1349805	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
Pioneer Investments 13-1961193	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
AMERICAN UNITED LIFE INSURANCE CO	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
Russell Investment Company 91-1175092	Revenue Sharing Formula See Attached

Part I Service Provider Information (continued)

3 If you reported on line 2 receipt of indirect compensation, other than eligible indirect compensation, by a service provider, and the service provider is a fiduciary or provides contract administrator, consulting, custodial, investment advisory, investment management, broker, or recordkeeping services, answer the following questions for (a) each source from whom the service provider received $1,000 or more in indirect compensation and (b) each source for whom the service provider gave you a formula used to determine the indirect compensation instead of an amount or estimated amount of the indirect compensation. Complete as many entries as needed to report the required information for each source.

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
American United Life Insurance Co	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
State Street Global Advisors 04-1867445	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation
American United Life Insurance Co	63 60 52 59	0

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.
T Rowe Price 52-1184650	Revenue Sharing Formula See Attached

(a) Enter service provider name as it appears on line 2	**(b)** Service Codes (see instructions)	**(c)** Enter amount of indirect compensation

(d) Enter name and EIN (address) of source of indirect compensation	**(e)** Describe the indirect compensation, including any formula used to determine the service provider's eligibility for or the amount of the indirect compensation.

Part II Service Providers Who Fail or Refuse to Provide Information

4 Provide, to the extent possible, the following information for each service provider who failed or refused to provide the information necessary to complete this Schedule.

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

(a) Enter name and EIN or address of service provider (see instructions)	(b) Nature of Service Code(s)	(c) Describe the information that the service provider failed or refused to provide

Part III Termination Information on Accountants and Enrolled Actuaries (see instructions)
(complete as many entries as needed)

a Name:	**b** EIN:
c Position:	
d Address:	**e** Telephone:

Explanation:

a Name:	**b** EIN:
c Position:	
d Address:	**e** Telephone:

Explanation:

a Name:	**b** EIN:
c Position:	
d Address:	**e** Telephone:

Explanation:

a Name:	**b** EIN:
c Position:	
d Address:	**e** Telephone:

Explanation:

a Name:	**b** EIN:
c Position:	
d Address:	**e** Telephone:

Explanation:

SCHEDULE D (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	DFE/Participating Plan Information	OMB No. 1210-0110
	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).	2014
	▶ File as an attachment to Form 5500.	This Form is Open to Public Inspection.

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A Name of plan: Millington Savings Bank Savings Plan

B Three-digit plan number (PN) ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500: Millington Savings Bank

D Employer Identification Number (EIN): 22-1118190

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**
(Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: SEPARATE ACCOUNT II

b Name of sponsor of entity listed in (a): AMERICAN UNITED LIFE INSURANCE CO.

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
35-0145825 000	P	1,120,148

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II Information on Participating Plans (to be completed by DFEs)
(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).	2014
Department of Labor Employee Benefits Security Administration	▶ File as an attachment to Form 5500.	This Form is Open to Public Inspection
Pension Benefit Guaranty Corporation		

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A Name of plan	B Three-digit plan number (PN) ▶
Millington Savings Bank Savings Plan	002
C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number (EIN)
Millington Savings Bank	22-1118190

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	3,747,544	4,005,789
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	3,747,544	4,005,789
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	59,960	
(2) Participants	2a(2)	191,946	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	240,360	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		492,266
e Benefits paid (including direct rollovers)	2e	223,818	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	10,203	
i Other expenses	2i		
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		234,021
k Net income (loss) (subtract line 2j from line 2d)	2k		258,245
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		369,102
e Participant loans	3e	X		107,418

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?
If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (see ERISA section 4021)? ☐ Yes ☐ No ☐ Not determined

Part III Trust Information (optional)

6a Name of trust	6b Trust's EIN

SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Retirement Plan Information** This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2014** **This Form is Open to Public Inspection.**

For calendar plan year 2014 or fiscal plan year beginning 01/01/2014 and ending 12/31/2014

A Name of plan: Millington Savings Bank Savings Plan

B Three-digit plan number (PN) ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500: Millington Savings Bank

D Employer Identification Number (EIN): 22-1118190

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 35-0145825 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year. **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? ..... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box. ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ..... ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? ..... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) ..... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? ..... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* [ ] *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* [ ] *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: [ ] Hourly [ ] Weekly [ ] Unit of production [ ] Other (specify): ______

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
Stock: ______% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

1460-1

Form **8955-SSA**

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifing Separated Participants With Deferred Vested Benefits

Under Section 6057 of the Internal Revenue Code

OMB No. 1545-2187

2014

This Form is NOT Open to Public Inspection

PART I Annual Statement Identification Information

For the plan year beginning 01/01/2014 , and ending 12/31/2014

A ☐ Check her if plan is a government, church, or other plan that elects to voluntarily file Form 8955-SSA. (See instructions.)

B ☐ Check here if this is an amended registration statement.

C Check the appropriate box if filing under: ☐ Form 5558 ☐ Automatic extension ☐ Special extension (enter description)

PART II Basic Plan Information - enter all requested information

1a Name of plan	1b Plan Number (PN)
Millington Savings Bank Savings Plan	002

Plan Sponsor Information

2a Plan sponsor's name			2b Employer Identification Number (EIN)
Millington Savings Bank			22-1118190
2c Trade name (if different from plan sponsor name)			2d Plan sponsor's phone number (908) 458-4041
2e In care of name			
2f Mailing address (room, apt., suite no. and street, or P.O. Box) 1924 Washington Valley Road	2g City Martinsville	2h State NJ	2i ZIP code 08836
2j Foreign province (or state)	2k Foreign country		2l Foreign postal code

Plan Administrator Information

3a Plan administrator's name (if other than plan sponsor)			3b Employer Identification Number (EIN)
Same			
3c In care of name			3d Plan administrator's phone number
3e Mailing address (room, apt., suite no. and street, or P.O. Box)	3f City	3g State	3h ZIP code
3i Foreign province (or state)	3j Foreign country		3k Foreign postal code

4 If the name of EIN of the **plan administrator** has changed since the last return filed for this plan, enter the name and EIN from the last filed return:

Plan administrator's name	EIN

5 If the name of EIN of the plan sponsor has changed since the last return filed for this plan, enter the name, EIN, and plan number from that return:

Plan sponsor's name	EIN	Plan Number (PN)

6a Participants who separated with a deferred vested benefit required to be reported on this Form 8955-SSA	6a	4
b Participants who separated with a deferred vested benefit volumntarily reported on this Form 8955-SSA in the same year as the separation occurred	6b	0
7 Total number of participants on lines 6a and 6b	7	4
8 Did the plan administrator provide an individual statement to each participant required to receive a statement?		☒ Yes ☐ No

Under penalties of perjury, I declare that I have examined this statement, and to the best of my knowledge and belief, it is true, correct, and complete.

Sign Here	Signature of plan sponsor	Date signed	Signature of plan administrator	Date signed

Name of plan Millington Savings Bank Savings Plan	Plan Number 002	EIN 22-1118190

PART III Participant Information - enter all requested information

9 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits who:

Code A -- has not previously been reported.
Code B -- has previously been reported under the above plan number, but whose previously reported information requires revisions.
Code C -- has previously been reported under another plan, but who will be receiving benefits from the plan listed above instead.
Code D -- has previously been reported under the above plan number, but whose benefits have been paid out or who is no longer entitled to those deferred vested benefits.

Use with entry code "A", "B", "C", or "D"						Use with entry code "A" or "B"				Entry code "C" only	
(a) Entry Code	(b) Social Security Number (or FOREIGN)	(c) Name of Participant (See instructions.)				Enter code for nature and form of benefit.		Amount of vested benefit		(h) Previous sponsor's EIN	(i) Previous plan number
		First name	M.I.	Last name		(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment	(g) Defined contribution plan -- total value of account		
A						A	A		25,987		
A						A	A		12,151		
A						A	A		48		
A						A	A		502,214		





Schedule C Attachment for Line Item 3(e)

Plan Name **G34192 MILLINGTON SAVINGS BANK SAVINGS PLAN**

Plan Number **001** **Plan Year End** **12/31/2014**

EIN **22-1118190**

Revenue Sharing Formula:

The investment options of the Plan include various portfolios within an AUL separate account. The separate account in turn invests in investment portfolios of certain open-end management investment companies. AUL receives indirect compensation from these investment companies for the services provided by AUL.

The compensation received by AUL is computed by each investment company by multiplying the daily account balance of the AUL separate account's interest in a particular portfolio by a predetermined percentage rate negotiated with the investment company. This indirect compensation is not charged to the plan or participants accounts but is paid directly by the investment company.

The investment company, the underlying investment portfolio, and the annual compensation percentages are shown below.

Investment Company	Investment Portfolio	Annual Percentage
ALLIANZ GLOBAL INVESTORS	AllianzGI NFJ SmCap Val Adm	0.25
AMERICAN CENTURY INVESTMENTS	AmerCent Heritage A	0.60
AMERICAN CENTURY INVESTMENTS	AmerCent Infl-Adj Bond A	0.50
AMERICAN CENTURY INVESTMENTS	AmerCent RealEstate Inv	0.35
AMERICAN CENTURY INVESTMENTS	AmerCent Vista A	0.60
AMERICAN CENTURY INVESTMENTS	AmerCent Vista Inv	0.35
AMERICAN CENTURY INVESTMENTS	AmerCent Eqty Inc Inv	0.35
AMERICAN CENTURY INVESTMENTS	AmerCent RealEstate A	0.60
AMERICAN CENTURY INVESTMENTS	AmerCent SmCap Val Inv	0.35
FIDELITY INVESTMENTS	Fidelity Adv SmCap T	0.75
FRANKLIN TEMPLETON INVESTMENTS	Templeton Grth R	0.65
FRANKLIN TEMPLETON INVESTMENTS	Templeton Grth A	0.40
INVESCO	Invesco MidCap Core Eqty A	0.50
LORD ABBETT FUNDS	Lord Abbett MidCap Stock P	0.60

Investment Company	Investment Portfolio	Annual Percentage
LORD ABBETT FUNDS	Lord Abbett SmCap Blend P	0.60
NEUBERGER BERMAN	NeubergerBer LgCap Val Adv	0.60
OPPENHEIMER FUNDS INC.	OPPENHEIMER GLOBAL R	0.60
PIMCO	PIMCO High Yield Adm	0.25
PIONEER INVESTMENTS	Pioneer Sel Mid Cap Grth VCT I	0.25
RUSSELL INVESTMENT COMPANY	Russell LP Grth Strat R5	0.70
RUSSELL INVESTMENT COMPANY	Russell LP Balanced R5	0.70
RUSSELL INVESTMENT COMPANY	Russell LP Consv R5	0.70
RUSSELL INVESTMENT COMPANY	Russell LP Eqty Grth Strat R5	0.70
RUSSELL INVESTMENT COMPANY	Russell LP Mod R5	0.70
RUSSELL INVESTMENT COMPANY	Russell LP Balanced R1	0.20
RUSSELL INVESTMENT COMPANY	Russell LP Consv R1	0.20
RUSSELL INVESTMENT COMPANY	Russell L.P. EqtyGrthStrat R1	0.20
RUSSELL INVESTMENT COMPANY	Russell LP Grth Strat R1	0.20
RUSSELL INVESTMENT COMPANY	Russell LP Mod R1	0.20
STATE STREET GLOBAL ADVISORS	SSgA S&P 500 Indx F	0.22
STATE STREET GLOBAL ADVISORS	SSgA Russell SmCap Indx I	0.62
STATE STREET GLOBAL ADVISORS	SSgA S&P MidCap 400 Indx A	0.62
STATE STREET GLOBAL ADVISORS	SSgA Intl Indx I	0.60
T ROWE PRICE	TRowePrice Grth Stock R	0.65
T ROWE PRICE	TRowePrice Grth Stock Adv	0.40

Plan Type 1 401PS